

Nikolai Suvorov · 3rd

CEO at Spectar

Orange County, California, United States · 500+ connections ·

Contact info

 **Spectar**

University of Southe
California - Marshall

Featured

AR in Construction is here. #augmentedreality #specta
#BIM #construction

Instagram

#augmentedreality #spectar #AR #BIM #construction

Experience



Spectar
1 yr 11 mos

 **Chief Executive Officer**
Full-time
Nov 2019 – Present · 1 yr 1 mo
Los Angeles, California

Passionately bringing AR to construction


Augmented Reality in Construction is here

COO
Jan 2019 – Nov 2019 · 11 mos
Greater Los Angeles Area

Accelerate construction with Augmented Reality



Vice President of Sales
Toughbuilt
Jan 2018 – Dec 2018 · 12 mos
Orange County, California Area

Building a network of Toughbuilt fans worldwide.



Hilti, Inc. (U.S.)
2 yrs 6 mos

Director of Sales
Aug 2016 – Dec 2017 · 1 yr 5 mos
Greater Seattle Area

Regional Sales Manager
Jul 2015 – Jul 2016 · 1 yr 1 mo
Greater Los Angeles Area



Country General Manager
Hilti Ukraine
Jul 2011 – Jun 2015 · 4 yrs
Kyiv, Ukraine



Vice President of Sales
Hilti Russia
Dec 2007 – Jun 2011 · 3 yrs 7 mos
Moscow, Russian Federation

Education



University of Southern California - Marshall School of Business
Master of Business Administration - MBA

2017 – 2019



IMD Business School

Business Administration and Management, General

2014 – 2014

IMD Being Innovative Global Leadership Program



Youngstown State University

BA, Economics

2002 – 2006



